02019601

UF 3-13-02

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...ED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52111

RECEIVED MAR 1 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Trans Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

161 East Avenue - Suite 104
(No. and Street)

Norwalk	CT	06851
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Butler — 203-866-2569
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds & Rowella, LLP
(Name — *if individual, state last, first, middle name*)

90 Grove Street - Suite 101	Ridgefield	CT	06877
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

3/21/02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, John Butler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trans Securities, Inc., as of 12/31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Retta M. Smith

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRANS SECURITIES, INC.
FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2001 AND DECEMBER 31, 2000

TABLE OF CONTENTS

		Page
	Independent Auditor's Report	i
EXHIBIT A	Balance Sheets as of December 31, 2001 and December 31, 2000	ii
EXHIBIT B	Statements of Loss for the Years Ended December 31, 2001 and December 31, 2000	iii
EXHIBIT C	Statements of Changes in Stockholder's Equity for the Years Ended December 31, 2001 and December 31, 2000	iv
EXHIBIT D	Statements of Cash Flows for the Years Ended December 31, 2001 and December 31, 2000	v
EXHIBIT E	Notes to Financial Statements	vi-vii
	SUPPLEMENTARY INFORMATION	
SCHEDULE 1	Computation of Net Capital Under Rule 15c-3-1 of the SEC as of December 31, 2001 and December 31, 2000	viii
SCHEDULE 2	Computation of Aggregate Indebtedness as of December 31, 2001 and December 31, 2000	ix

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA

Principal,
Richard J. Proctor, CPA, CVA, CGFM

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Trans Securities, Inc.

We have audited the accompanying balance sheets of Trans Securities, Inc. (an S Corporation) as of December 31, 2001 and December 31, 2000, and the related statements of loss, changes in stockholder's equity, and cash flows for the years ended December 31, 2001 and December 31, 2000, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trans Securities, Inc. as of December 31, 2001 and December 31, 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 on pages viii and ix is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reynolds & Rowella, LLP

Ridgefield, Connecticut
February 18, 2002

90 Grove Street
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570

e-mail address: info@reynoldsrowella.com

EXHIBIT A

TRANS SECURITIES, INC.
BALANCE SHEETS
DECEMBER 31, 2001 AND DECEMBER 31, 2000

	2001	2000
ASSETS		
Cash	$ 308,185	$ 36,211
Receivable from afiliated company	11,981	11,981
Other assets	32,213	29,800
TOTAL ASSETS	$ 352,379	$ 77,992
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$ 2,333	$ 2,963
STOCKHOLDER'S EQUITY		
Common stock, no par value, 5,000 shares authorized, 5,000 shares issues and outstanding	6,000	6,000
Additional paid in capital	401,879	106,552
Accumulated deficit	(57,833)	(37,523)
Total stockholder's equity	350,046	75,029
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 352,379	$ 77,992

The accompanying notes are an integral part of these financial statements.

EXHIBIT B

TRANS SECURITIES, INC.
STATEMENTS OF LOSS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000

	2001	2000
REVENUES		
Consulting fees	$ 591,821	$ 56,650
OPERATING EXPENSES:		
Employee compensation and benefits	321,130	26,312
Commissions	140,000	-
Consulting	60,000	-
Occupancy	48,077	-
Conferences and seminars	7,135	36,669
Travel	10,307	20,594
Dues and subscriptions	2,122	6,706
Professional fees	7,498	5,067
Licenses and permits	600	2,604
Office expense	6,925	6,090
Miscellaneous	1,293	1,387
Auto expense	2,099	1,660
Entertainment	5,070	2,134
TOTAL OPERATING EXPENSES	612,256	109,223
NET LOSS FROM OPERATIONS	(20,435)	(52,573)
OTHER INCOME	125	-
NET LOSS	$ (20,310)	$ (52,573)

The accompanying notes are an integral part of these financial statements.

EXHIBIT C

TRANS SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)
Balances at January 1, 2000	$ 6,000	-	$ 15,050
Net loss			(52,573)
Capital contributed	-	106,552	-
Balances at December 31, 2000	$ 6,000	$ 106,552	$ (37,523)
Balances at January 1, 2001	$ 6,000	$ 106,552	$ (37,523)
Net loss	-	-	(20,310)
Capital contributed	-	295,327	-
Balances at December 31, 2001	$ 6,000	$ 401,879	$ (57,833)

The accompanying notes are an integral part of these financial statements.

EXHIBIT D

TRANS SECURITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (20,310)	$ (52,573)
(Increase) decrease in assets:		
Receivable from affiliated company	-	(11,981)
Other assets	(2,413)	(29,800)
Increase (decrease) in liabilities:		
Accounts payable	(630)	2,963
Total adjustments	(3,043)	(38,818)
NET CASH USED IN OPERATING ACTIVITIES	(23,353)	(91,391)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of shareholder loan	-	(9,651)
Proceeds from capital contributions	295,327	213,552
Capital withdrawals	-	(107,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES	295,327	96,901
NET INCREASE IN CASH	271,974	5,510
CASH AT BEGINNING OF YEAR	36,211	30,701
CASH AT END OF YEAR	$ 308,185	$ 36,211

The accompanying notes are an integral part of these financial statements.

EXHIBIT E

TRANS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2001 AND DECEMBER 31, 2000

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Trans Securities, Inc., (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was organized as an S Corporation in October, 1999 in the State of Connecticut. The Company received its license to operate as a broker-dealer on April 11, 2000.

Trans Securities, Inc. provides placement and advisory services for which it receives consulting fees. The Company specializes in lease receivables on aircraft, but also provides placement services for other transportation and large-ticket assets.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

The Company is organized as an S Corporation under the Internal Revenue Code and applicable state statutes. Under an S Corporation election, the income of the Corporation flows through to the stockholders to be taxed at the individual level rather than the corporate level. Accordingly, the Corporation will have no tax liability as long as the S Corporation election is in effect.

Securities Transactions

The Company records securities transactions and related revenues and expenses on a trade date basis.

Securities not readily marketable are valued at fair value as determined by management.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

EXHIBIT E

TRANS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2001 AND DECEMBER 31, 2000

NOTE 3 – OTHER ASSETS

Other assets consist of the following at December 31:

	2001	2000
Corporate stocks - non-marketable	$ 13,000	$ 13,000
Options and warrants	16,800	16,800
NASD Fidelity Bond	2,413	-0-
	$ 32,213	$ 29,800

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2001 and December 31, 2000, the Company had net capital of $295,852 and $23,248, respectively, which exceeded the minimum requirement of $5,000 by $290,852 and $18,248. The Company's net capital ratio was .008 to 1 and 0.12 to 1.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company is 100% owned by John Butler. Mr. Butler also owns 100% of Commercial Finance America, which provides personnel and administrative services, office space and related amenities to Trans Securities, Inc. For the year ended December 31, 2001, the Company paid $100,000 for these services. There was no payment made in the year ended December 31, 2000.

NOTE 6 – RULE 15c3-3 EXEMPTION

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no customer accounts, does not otherwise hold funds or securities for, or owe money or securities to customers, and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

NOTE 7 - CONCENTRATIONS

The Company maintains its cash at a local financial institution. The balance in the financial institution is insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The Company's uninsured cash balances at December 31, 2001 and December 31, 2000 were $508,188 and $-0-, respectively.

SUPPLEMENTARY INFORMATION

SCHEDULE 1

TRANS SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000

	2001	2000
Total ownership equity qualified for net capital	$ 350,046	$ 75,029
Deductions and/or charged:		
Non-marketable securities	29,800	29,800
Other assets	14,394	11,981
Other deductions	10,000	10,000
	54,194	51,781
Net capital	295,852	23,248
Minimum net capital requirements	5,000	5,000
Excess net capital	$ 290,852	$ 18,248

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2001.

SCHEDULE 2

TRANS SECURITIES, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2001 AND DECEMBER 31, 2000

	2001	2000
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable	$ 2,333	$ 2,963
Total aggregate indebtedness	$ 2,333	$ 2,963
Excess net capital at 1,000 percent	$ 290,852	$ 22,952
Ratio: Aggregate indebtedness to net capital	.008 to 1	0.12 to 1

TRANS SECURITIES, INC.

ACCOUNTANTS' SUPPLEMENTARY
REPORT ON
INTERNAL ACCOUNTING CONTROL
FOR THE YEARS ENDED
DECEMBER 31, 2001 AND DECEMBER 31, 2000

Reynolds & Rowella LLP

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA

Principal,
Richard J. Proctor, CPA, CVA, CGFM

ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Stockholder
Trans Securities, Inc.

In planning and performing our audit of the financial statements and supplementary information of Trans Securities, Inc. (the Company), for the years ended December 31, 2001 and December 31, 2000, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

90 Grove Street
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570 **e-mail address: info@reynoldsrowella.com**

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and December 31, 2000, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reynolds & Rowella

Reynolds & Rowella, LLP

Ridgefield, Connecticut
February 18, 2002